EXHIBIT 17.1

VIKING ENERGY GROUP, INC.

15915 Katy Freeway, Suite 450

Houston, Texas 77094

Tel. (281) 404.4387

_____________________________

Date:	August 20, 2018

To:	James A. Doris (via email at jdoris@vikingenergygroup.com)

From:	Frank Barker, Jr., CFO of Viking Energy Group, Inc. (“Viking”)

Re:	Board of Directors of Viking

I am writing to confirm that as part of my commitment to the Company, and Viking’s commitment to strengthening its corporate governance practices, in particular given the appointment today of two independent members on the company’s Board of Directors, I am resigning from my position as a Director of the Company, effective today. With my resignation, the Board now consists of a majority of independent Directors, which is consistent with requirements of national stock exchanges in the U.S.

I continue to remain as CFO of the company, and if and when the Company or its stakeholders decide to appoint a third independent Director I would be pleased to rejoin the Board at that time if deemed appropriate by the majority of the voting shareholders of the company.

Yours very truly,

/s/ Frank W Barker, Jr.

Frank W Barker, Jr.